UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

GENERAL MARITIME CORPORATION (formerly Galileo Holding Corporation)
(Name of Issuer) Common Stock, par value $.01 per share
(Title of Class of Securities) Y2693R 10 1
(CUSIP Number)

Peter C. Georgiopoulos
General Maritime Corporation
299 Park Avenue
New York, New York 10171
(212) 763-5600

with a copy to:

Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
Attn: Gary J. Wolfe
(212) 574-1223

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) August 10, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2680A103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Peter C. Georgiopoulos

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

6,533,241

	8.	SHARED VOTING POWER

None.

	9.	SOLE DISPOSITIVE POWER

6,533,241

	10.	SHARED DISPOSITIVE POWER

None.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

6,533,241

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%

14.	TYPE OF REPORTING PERSON

IN

Explanatory Note

The purpose of this Amendment No. 4 to Schedule 13D is to report the entry into by the Reporting Person of a demand promissory note and security agreement secured by, among other things, 3,876,981 shares of the Issuer's Common Stock.

Item 1.  Security and Issuer

This Amendment No. 4 to Schedule 13D (this "Schedule") relates to the common stock, $.01 par value per share (the "Common Stock"), of General Maritime Corporation (formerly Galileo Holding Corporation), a Marshall Islands corporation (the "Issuer"). The principal executive offices of the Issuer are located at 299 Park Avenue, New York, New York 10171.

Item 2.  Identity and Background

(a)	Peter C. Georgiopoulos (the "Reporting Person").

(b)	The business address of the Reporting Person is c/o General Maritime Corporation, 299 Park Avenue, New York, New York 10171.

(c)	The Reporting Person is the Chairman of the Issuer.

(d)	The Reporting Person has not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
The Reporting Person has not, during the five years prior to the date hereof, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

On December 16, 2008 (the "Effective Date"), pursuant to that certain Agreement and Plan of Merger and Amalgamation (the "Merger Agreement"), dated as of August 5, 2008, by and among the Issuer, Arlington Tankers Ltd. ("Arlington"), Archer Amalgamation Limited ("Amalgamation Sub"), Galileo Merger Corporation ("Merger Sub"), and General Maritime Subsidiary Corporation (formerly General Maritime Corporation) ("Historic General Maritime"), Merger Sub merged with and into Historic General Maritime, with Historic General Maritime continuing as the surviving entity (the "Merger"), and Amalgamation Sub amalgamated with Arlington (the "Amalgamation" and, together with the Merger, collectively, the "Combination"). As a result of the Combination, among other things, each share of the common stock, par value $.01 per share, of Historic General Maritime ("Historic General Maritime Common Stock") was converted into the right to receive 1.34 shares of Common Stock (1.34 being referred to as the "Exchange Ratio").

On the Effective Date, pursuant to the Merger Agreement, among other things, each share of Historic General Maritime Common Stock was converted into the right to receive 1.34 shares of Common Stock. Immediately prior to the Effective Time, the Reporting Person beneficially owned an aggregate of 3,985,701 shares of Historic General Maritime Common Stock.  The Reporting Person's beneficial ownership of Historic General Maritime Common Stock was described in a Statement on Schedule 13D filed on August 12, 2002, as amended on September 12, 2002 and February 9, 2005. Pursuant to the Merger Agreement, those shares were converted into the right to receive an aggregate of 5,340,839 shares of Common Stock. No additional consideration was paid for these converted shares of Common Stock.

On May 14, 2009, the Issuer granted to the Reporting Person 7,042 shares of Common Stock under its equity incentive plan as incentive compensation.  No additional compensation was paid for these shares of Common Stock.

On May 13, 2010, the Issuer granted to the Reporting Person 9,528 shares of Common Stock under its equity incentive plan as incentive compensation.  These shares of Common Stock will vest, if at all, on the earlier of May 13, 2011 or the date of the Issuer's 2011 Annual Meeting of Shareholders.  No additional compensation was paid for these shares of Common Stock.

On December 31, 2010, the Issuer granted to the Reporting Person 250,000 shares of Common Stock under its equity incentive plan as incentive compensation.  These shares of Common Stock will vest, if at all, in equal installments on the first four anniversaries of November 15, 2010.  No additional compensation was paid for these shares of Common Stock.

On April 5, 2011, the Reporting Person purchased 895,832 shares of Common Stock from the Issuer in its underwritten public offering of 23,000,000 million shares of Common Stock that closed on the same day. The Reporting Person used personal funds in the amount of $1,791,664 to purchase these shares of Common Stock.

On August 9, 2011, the Issuer granted to the Reporting Person 30,000 shares of Common Stock under its equity incentive plan as incentive compensation.  These shares of Common Stock will vest, if at all, on the earlier of August 9, 2012 or the date of the Issuer's 2012 Annual Meeting of Shareholders.  No additional compensation was paid for these shares of Common Stock.

Item 4.  Purpose of Transaction

The acquisition of the Common Stock as described under Item 3 is solely for investment purposes.  The Reporting Person evaluates his investment in the Common stock on continual basis.

The Reporting Person serves as the Chairman of the Issuer.  As Chairman, the Reporting Person may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

As reported in the Issuer's Form 10-Q that was filed with the Securities and Exchange Commission (the "Commission") on August 8, 2011, the Issuer, General Maritime Subsidiary Corporation ("General Maritime Subsidiary") and General Maritime Subsidiary II Corporation ("General Maritime Subsidiary II") entered into a Credit Agreement with affiliates of Oaktree Capital Management, L.P. on March 29, 2011, which was amended on May 6, 2011, pursuant to which the lender agreed to make a $200.0 million secured loan to General Maritime Subsidiary and General Maritime Subsidiary II and would receive, along with detachable warrants to be issued by the Company for the purchase of 19.9% of the Company's outstanding common stock (measured as of immediately prior to the closing date of such transaction) at an exercise price of $0.01 per share (collectively, the "Oaktree Transaction"). The Issuer's Board of Directors established a committee comprised of independent directors to oversee the Oaktree Transaction as the Reporting Person has an economic interest in the counterparty to such transaction.

The Reporting Person reserves the right to acquire or dispose of Common Stock, or to formulate other purposes, plans or proposals regarding the Issuer or the Common Stock held by the Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Except as indicated in this Schedule, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a)
The Reporting Person beneficially owns an aggregate of 6,533,241 shares of Common Stock, representing approximately 5.4% of the shares of Common Stock outstanding(1), including (after effecting the Exchange Ratio) 670,000 restricted shares of Common Stock issued in exchange for shares of Historic General Maritime Common Stock granted on November 26, 2002, which will vest, if at all, on November 26, 2009; 201,000 restricted shares of Common Stock issued in exchange for shares of Historic General Maritime Common Stock granted on February 9, 2005, which will vest, if at all, on November 16, 2014; 469,000 restricted shares of Common Stock issued in exchange for shares of Historic General Maritime Common Stock granted on April 6, 2005, which will vest, if at all, on December 31, 2014; 335,000 restricted shares of Common Stock issued in exchange for shares of Historic General Maritime Common Stock granted on December 21, 2005, which will vest, if at all, on November 15, 2015; 201,000 restricted shares of Common Stock issued in exchange for shares of Historic General Maritime Common Stock granted on December 18, 2006, which will vest, if at all, on November 15, 2016; 104,396 restricted shares of Common Stock issued in exchange for shares of Historic General Maritime Common Stock granted on April 2, 2007, which will vest, if at all, on November 15, 2016; 321,600 restricted shares of Common Stock issued in exchange for shares of Historic General Maritime Common Stock granted on December 21, 2007, which will vest, if at all, on November 15, 2017; 7,042 restricted shares of Common Stock granted on May 14, 2009, all of which are vested; 9,528 restricted shares of Common Stock granted on May 13, 2010, which will vest, if at all, on the earlier of May 13, 2011 or the date of the Issuer's 2011 Annual Meeting of Shareholders; 250,000 restricted shares of Common Stock granted on December 31, 2010, which will vest, if at all, in equal installments on the first four anniversaries of November 15, 2010; 895,832 shares of Common Stock, which were acquired on April 5, 2011, and 30,000 restricted shares of Common Stock granted on August 9, 2011, which will vest, if at all, on the earlier of August 9, 2012 or the date of the Issuer's 2012 Annual Meeting of Shareholders.

The transactions described in this Schedule that relate to the Combination are further described in the Registration Statement on Form S-4 (the "Registration Statement") filed by the Issuer with the Commission on October 29, 2008 (Registration No. 333-153247) under the captions "Interests of General Maritime's Directors and Executive Officers in the Proposed Transaction," "Treatment of General Maritime Stock Options and Other Equity-Based Awards in the Proposed Transaction," and "Security Ownership of Certain Beneficial Owners, Directors and Executive Officers of General Maritime."
________
(1)  Based upon 121,525,048 shares of Common Stock outstanding as of August 5, 2011, as reported in the Issuer's Form 10-Q that was filed with the Commission on August 8, 2011.

(b)	The Reporting Person has sole power to vote or to direct the vote of and to dispose of or direct the disposition of all of the shares of Common Stock reported on this Schedule.

(c)
Item 3 is hereby incorporated herein by reference. Except as set forth in Item 3 or otherwise herein, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

(d)
Subject to the obligation of the Reporting Person to return to the Issuer any dividends paid on restricted shares of Common Stock that become subject to forfeiture under the terms of the grants, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

The Combination described in this Schedule occurred pursuant to the Merger Agreement, a copy of which is incorporated by reference as Exhibit H to this Schedule. Except as set forth in Item 5(a) or otherwise in this Schedule, the Reporting Person is not a party to any other contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, other than his letter agreement with the Issuer, dated October 24, 2008, which was filed as an exhibit to the Current Report on Form 8-K filed by Historic General Maritime with the Commission on October 27, 2008, which is incorporated by reference as Exhibit I to this Schedule, and his restricted stock grant agreements pertaining to the restricted stock grants described in Item 5(a) hereof, which are included as Exhibits A through G and Exhibits K through N to this Schedule. All such restricted shares of Common Stock are subject to accelerated vesting upon the Reporting Person's death, disability, dismissal without cause or resignation for good reason.

Pursuant to a Credit Line Agreement between the Reporting Person and UBS Bank USA, the Reporting Person and an entity he controls have pledged a total of 2,680,000 shares of Common Stock in as partial security for loans in an amount up to $125,000,000.  A copy of the Credit Line Agreement is incorporated by reference as Exhibit J to this Schedule.

In addition, the Reporting Person has entered into a loan agreement with Leveret International Inc.  The loan is secured by, among other things, 3,876,981 shares of Common Stock of the Issuer held by the Reporting Person.  Under the terms of the demand promissory note and security agreement, the Reporting Person may not trade or otherwise dispose of the collateral without the lender's consent.  The demand promissory note and security agreement also contains standard default provisions, the occurrence of which could result in the transfer of voting power and power of disposition over the pledged common shares to Leveret.  The demand promissory note and security agreement is attached hereto as Exhibit O.

Item 7.  Material to Be Filed as Exhibits

Exhibit A
Restricted Stock Grant Agreement, dated November 26, 2002, between General Maritime Corporation and Peter C. Georgiopoulos (incorporated by reference to the Annual Report on Form 10-K filed by Historic General Maritime with the Commission on March 16, 2005)

Exhibit B
Restricted Stock Grant Agreement, dated February 9, 2005, between General Maritime Corporation and Peter C. Georgiopoulos (incorporated by reference to the Quarterly Report on Form 10-Q filed by Historic General Maritime with the Commission on May 10, 2005)

Exhibit C
Restricted Stock Grant Agreement, dated April 6, 2005, between General Maritime Corporation and Peter C. Georgiopoulos (incorporated by reference to the Annual Report on Form 10-K filed by Historic General Maritime with the Commission on April 7, 2005)

Exhibit D
Restricted Stock Grant Agreement, dated December 21, 2005, between General Maritime Corporation and Peter C. Georgiopoulos (incorporated by reference to the Annual Report on Form 10-K filed by Historic General Maritime with the Commission on March 14, 2006)

Exhibit E
Restricted Stock Grant Agreement, dated December 18, 2006, between General Maritime Corporation and Peter C. Georgiopoulos (incorporated by reference to the Annual Report on Form 10-K filed by Historic General Maritime with the Commission on March 1, 2007)

Exhibit F
Restricted Stock Grant Agreement, dated April 2, 2007, between General Maritime Corporation and Peter C. Georgiopoulos (incorporated by reference to the Annual Report on Form 10-K filed by Historic General Maritime with the Commission on February 29, 2008)

Exhibit G
Restricted Stock Grant Agreement, dated December 21, 2007, between General Maritime Corporation and Peter C. Georgiopoulos (incorporated by reference to the Annual Report on Form 10-K filed by Historic General Maritime with the Commission on February 29, 2008)

Exhibit H
Agreement and Plan of Merger and Amalgamation, dated as of August 5, 2008, by and among Arlington Tankers Ltd., the Issuer (formerly Galileo Holding Corporation), Archer Amalgamation Limited, Galileo Merger Corporation and General Maritime Subsidiary Corporation (formerly General Maritime Corporation) (incorporated by reference to Appendix A to the Joint Proxy Statement/Prospectus included in the Registration Statement on Form S-4 filed by the Issuer with the Commission on October 29, 2008 (Registration No. 333-153247))

Exhibit I
Letter Agreement, dated October 24, 2008, among General Maritime Corporation (to be renamed), Galileo Holding Corporation (to be renamed General Maritime Corporation), and Peter C. Georgiopoulos (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by General Maritime Subsidiary Corporation (formerly General Maritime Corporation) with the Commission on October 27, 2008)

Exhibit J	Credit Line Agreement, dated as of July 1, 2008, between Peter C. Georgiopoulos and UBS Bank USA

Exhibit K
Restricted Stock Grant Agreement, dated May 14, 2009, between General Maritime Corporation and Peter C. Georgiopoulos (Incorporated by reference from General Maritime Corporation's Report on Form 10-Q filed with the Commission on August 7, 2009).

Exhibit L
Restricted Stock Grant Agreement, dated May 13, 2010, between General Maritime Corporation and Peter C. Georgiopoulos (Incorporated by reference from General Maritime Corporation's Report on Form 10-Q filed with the Commission on August 9, 2010).

Exhibit M	Restricted Stock Grant Agreement, dated December 31, 2010, between General Maritime Corporation and Peter C. Georgiopoulos.

Exhibit N	Form of Restricted Stock Grant Agreement, dated August 9, 2011, between General Maritime Corporation and Peter C. Georgiopoulos. *

Exhibit O	Demand Promissory Note and Security Agreement by and between Leveret International Inc. and Peter C. Georgiopoulos dated as of August 10, 2011. *

* Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2011	/s/ Peter C. Georgiopoulos
Peter C. Georgiopoulos

EXHIBIT N

Form of Restricted Stock Grant Agreement, dated August 9, 2011 between
General Maritime Corporation and Peter C. Georgiopoulos

General Maritime Corporation
Restricted Stock Grant Agreement

THIS AGREEMENT is made as of August 9, 2011, between GENERAL MARITIME CORPORATION (the "Company") and PETER C. GEORGIOPOULOS (the "Participant").

WHEREAS, the Company has adopted and maintains the General Maritime Corporation 2011 Stock Incentive Plan (the "Plan") to provide certain key persons, on whose initiative and efforts the successful conduct of the business of the Company depends, and who are responsible for the management, growth and protection of the business of the Company, with incentives to: (a) enter into and remain in the service of the Company, a Company subsidiary or a Company joint venture, (b) acquire a proprietary interest in the success of the Company, (c) maximize their performance and (d) enhance the long-term performance of the Company (whether directly or indirectly through enhancing the long-term performance of a Company subsidiary or a Company joint venture);

WHEREAS, the Plan provides that the Compensation Committee (the "Committee") of the Board of Directors (or the Board of Directors if it so elects) shall administer the Plan and determine the key persons to whom awards shall be granted and the amount and type of such awards; and

WHEREAS, the Board of Directors has determined that the purposes of the Plan would be furthered by granting the Participant an award under the Plan as set forth in this Agreement;

NOW, THEREFORE, in consideration of the premises and the mutual covenants hereinafter set forth, the parties hereto hereby agree as follows:

1.           Grant of Restricted Stock.  Pursuant to, and subject to, the terms and conditions set forth herein and in the Plan, and subject to the approval of the Plan by the shareholders of the Corporation, the Committee hereby grants to the Participant 30,000 restricted shares (the "Restricted Stock") of common stock of the Company, par value $0.01 per share ("Common Stock").

2.           Grant Date.  The Grant Date of the Restricted Stock is August 9, 2011.

3.           Incorporation of Plan.  All terms, conditions and restrictions of the Plan are incorporated herein and made part hereof as if stated herein.  If there is any conflict between the terms and conditions of the Plan and this Agreement, the terms and conditions of the Plan, as interpreted by the Committee, shall govern.  Except as otherwise provided herein, all capitalized terms used herein shall have the meaning given to such terms in the Plan.

4.           Vesting.  Subject to the further provision of this Agreement, the Restricted Stock shall vest on the earliest of (i) August 9, 2012, (ii) the date of the next annual meeting of the Company to follow the date hereof and (ii) the occurrence of a Change in Control, as defined in Section 3.8(a) of the Plan, as in effect on the date of such occurrence (each such date, the "Vesting Date").

5.           Restrictions on Transferability.  Until a share of Restricted Stock vests, the Participant shall not transfer the Participant's rights to such share of Restricted Stock or to any rights related thereto.  Any attempt to transfer unvested shares of Restricted Stock or any rights related thereto, whether by transfer, pledge, hypothecation or otherwise and whether voluntary or involuntary, by operation of law or otherwise, shall not vest the transferee with any interest or right in or with respect to such shares of Restricted Stock or such related rights.

6.           Termination of Service.  In the event that the Participant's service with the Company terminates before the Vesting Date for any reason other than the Participant's death or disability, the Restricted Stock, together with any property received in respect thereof, as set forth in Section 10 hereof, shall be forfeited as of the date of such termination of service, and the Participant promptly shall return to the Company any certificates evidencing the Restricted Stock.  Any cash dividends or other property received in respect of the Restricted Stock also shall be forfeited, unless the Board or the Committee determines otherwise.  For purposes of this Agreement, the Participant's service shall terminate only when the Participant is not a director, an employee or a consultant of the Company, as set forth in Section 1.6(h) of the Plan.

7.           Death or Disability.  In the event that the Participant dies or the Participant's service with the Company terminates due to the Participant's disability (within the meaning of Section 2.5(d) of the Plan) before the Vesting Date, the Restricted Stock shall become vested in full as of the date of such death or termination of service.

8.           Issuance of Certificates.

(a)           Reasonably promptly after the Grant Date, the Company shall issue and deliver to the Participant a stock certificate, registered in the name of the Participant, evidencing the shares of Restricted Stock or shall instruct its transfer agent to issue shares of Restricted Stock which shall be maintained in book entry form on the books of the transfer agent.  The Restricted Stock, if certificated, shall bear the following legend:

"THE SALE, TRANSFER, ASSIGNMENT, PLEDGE, HYPOTHECATION ENCUMBRANCE OR OTHER DISPOSAL OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS OF THE GENERAL MARITIME CORPORATION 2011 STOCK INCENTIVE PLAN AND A RESTRICTED STOCK GRANT AGREEMENT BETWEEN GENERAL MARITIME CORPORATION AND THE HOLDER OF RECORD OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE.  NO TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IN CONTRAVENTION OF SUCH PLAN AND RESTRICTED STOCK GRANT AGREEMENT SHALL BE VALID OR EFFECTIVE.  COPIES OF SUCH AGREEMENT MAY BE OBTAINED BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THE CERTIFICATE TO THE SECRETARY OF GENERAL MARITIME CORPORATION."

If the Restricted Stock is in book entry form, it shall be subject to electronic coding or stop order indicating that such shares of Restricted Stock are restricted by the terms of this Agreement and the Plan.  Such legend, electronic coding or stop order shall not be removed until such shares of Restricted Stock vest.

(b)           Reasonably promptly after the Restricted Stock vests pursuant to Section 4 hereof, (i) in the case of certificated shares, in exchange for the surrender to the Company of the certificate evidencing the Restricted Stock, delivered to the Participant under Section 8(a) hereof, and the certificates evidencing any other securities received in respect of such shares, if any, the Company shall issue and deliver to the Participant (or the Participant's legal representative, beneficiary or heir) a certificate evidencing the Restricted Stock and such other securities, free of the legend provided in Section 8(a) hereof and (ii) in the case of book entry shares, the Company shall cause to be lifted and removed any electronic coding or stop order established pursuant to Section 8(a) hereof.

(c)           The Company may require as a condition of the delivery of stock certificates or the lifting or removal of any electronic coding or stop order with respect to book entry shares pursuant to Section 8(b) hereof that the Participant remit to the Company an amount sufficient in the opinion of the Company to satisfy any federal, state and other governmental tax withholding requirements related to the vesting of the shares represented by such certificate.  The Committee, in its sole discretion, may permit the Participant to satisfy such obligation by delivering shares of Common Stock or by directing the Company to withhold from delivery shares of Common Stock, in either case valued at their Fair Market Value on the Vesting Date with fractional shares being settled in cash.

(d)           The Participant shall not be deemed for any purpose to be, or have rights as, a shareholder of the Company by virtue of the grant of Restricted Stock, except to the extent a stock certificate is issued therefor or an appropriate book entry is made on the books of the transfer agent reflecting the issuance thereof pursuant to Section 8(a) hereof, and then only from the date such certificate is issued or such book entry is made.  Upon the issuance of a stock certificate or the making of an appropriate book entry on the books of the transfer agent, the Participant shall have the rights of a shareholder with respect to the Restricted Stock, including the right to vote the shares, subject to the restrictions on transferability and the forfeiture provisions, as set forth in this Agreement.

9.           Securities Matters.  The Company shall be under no obligation to effect the registration pursuant to the Securities Act of 1933, as amended (the "1933 Act") of any interests in the Plan or any shares of Common Stock to be issued thereunder or to effect similar compliance under any state laws.  The Company shall not be obligated to cause to be issued or delivered any certificates or to cause to be made any book entries on the books of the transfer agent evidencing shares of Common Stock pursuant hereto unless and until the Company is advised by its counsel that the issuance and delivery of such certificates or the making of such book entries is in compliance with all applicable laws, regulations of governmental authority and the requirements of any securities exchange on which shares of Common Stock are traded.  The Committee may require, as a condition of the issuance and delivery of certificates or the making of book entries on the books of the transfer agent evidencing shares of Common Stock pursuant to the terms hereof, that the recipient of such shares make such covenants, agreements and representations, and that such certificates or book entries bear such legends, or be subject to electronic coding or stop orders, as the Committee, in its sole discretion, deems necessary or desirable.  The Participant specifically understands and agrees that the shares of Common Stock, if and when issued, may be "restricted securities," as that term is defined in Rule 144 under the 1933 Act and, accordingly, the Participant may be required to hold the shares indefinitely unless they are registered under such Act or an exemption from such registration is available.

10.           Dividends, etc.  Any cash dividends or other property (but not including securities) received by a Participant with respect to a share of Restricted Stock shall not vest until the underlying share of Restricted Stock vests, and, if the Committee or the Board of Directors so elects in their sole discretion, shall be held by the Company or such other custodian as may be designated by the Company until such dividends or other property vest.  Any such cash dividends or other property shall be forfeited and returned to the Company in the event the underlying share of Restricted Stock is forfeited, subject to Section 2.7(e) of the Plan.  Any securities received by a Participant with respect to a share of Restricted Stock as a result of any dividend, recapitalization, merger, consolidation, combination, exchange of shares or otherwise will not vest until such share of Restricted Stock vests and shall be forfeited if such share of Restricted Stock is forfeited, subject to Section 2.7(e) of the Plan.  Unless the Committee otherwise determines, such securities shall bear the legend or be subject to the electronic coding or stop order set forth in Section 8(a) hereof.

11.           Delays or Omissions.  No delay or omission to exercise any right, power or remedy accruing to any party hereto upon any breach or default of any party under this Agreement, shall impair any such right, power or remedy of such party, nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring.  Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party or any provisions or conditions of this Agreement, must be in a writing signed by such party and shall be effective only to the extent specifically set forth in such writing.

12.           Right of Discharge Preserved.  Nothing in this Agreement shall confer upon the Participant the right to continue as a member of the Board of Directors, or affect any right which the Company may have to terminate such service.

13.           Integration.  This Agreement contains the entire understanding of the parties with respect to its subject matter.  There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings with respect to the subject matter hereof other than those expressly set forth herein.  This Agreement, including, without limitation, the Plan, supersedes all prior agreements and understandings between the parties with respect to its subject matter.

14.           Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

15.           Governing Law.  This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York, without regard to the provisions governing conflict of laws.

16.           Obligation to Notify.  If the Participant makes the election permitted under Section 83(b) of the Internal Revenue Code of 1986, as amended (that is, an election to include in gross income in the year of transfer the amounts specified in Section 83(b)), the Participant shall notify the Company of such election within 10 days of filing notice of the election with the Internal Revenue Service and shall within the same 10-day period remit to the Company an amount sufficient in the opinion of the Company to satisfy any federal, state and other governmental tax withholding requirements related to such inclusion in Participant's income. The Participant should consult with his or her tax advisor to determine the tax consequences of acquiring the Restricted Stock and the advantages and disadvantages of filing the Section 83(b) election.  The Participant acknowledges that it is his or her sole responsibility, and not the Company's, to file a timely election under Section 83(b), even if the Participant requests the Company or its representatives to make this filing on his or her behalf.

17.           Participant Acknowledgment.  The Participant hereby acknowledges receipt of a copy of the Plan.  The Participant hereby acknowledges that all decisions, determinations and interpretations of the Committee in respect of the Plan, this Agreement and the Restricted Stock shall be final and conclusive.

IN WITNESS WHEREOF, the Company has caused this Agreement to be duly executed by its duly authorized officer, and the Participant has hereunto signed this Agreement on his own behalf, thereby representing that he has carefully read and understands this Agreement and the Plan as of the day and year first written above.

	By:	GENERAL MARITIME CORPORATION _____________________
	Name:	John C. Georgiopoulos
	Title:	Executive Vice President, Treasurer and Secretary

PETER C. GEORGIOPOULOS

EXHIBIT O

Demand Promissory Note and Security Agreement dated as of August 10, 2011 by and between
Leveret International Inc. and Peter C. Georgiopoulos

$20,457,000	August 10, 2011
New York, New York

DEMAND PROMISSORY NOTE AND SECURITY AGREEMENT

For value received, and on the terms and subject to the conditions set forth herein, Peter C. Georgiopoulos, an individual residing at 47 Charles Street, New York, NY 10014 (the "Borrower"), hereby promises to pay at any time after December 31, 2011 to Leveret International Inc. (the "Lender" or "Leveret") or its order, or any of its successors and permitted assigns, within five days of demand by the Lender (such date, the "Termination Date"), the unpaid principal amount of the loan (the "Loan") made by the Lender to the Borrower hereunder, as evidenced hereby, which loan will be made in one or more installments in an aggregate principal amount of up to Twenty Million Four Hundred Fifty-Seven Thousand United States dollars ($20,457,000).  The Borrower hereby promises to pay interest on the unpaid principal amount of the Loan on the dates and at the rate provided for herein.

Section 1.  Certain Terms Defined. The following terms for all purposes of this Demand Promissory Note and Security Agreement (this "Note") shall have the respective meanings specified below.  Terms used but not defined herein that are defined in the Uniform Commercial Code in effect in the State of New York shall have the meanings specified therein.

"Business Day" means any day except a Saturday, Sunday or other day on which commercial banks in New York, New York or Athens, Greece are authorized by law to close.

"Morgan Stanley-Leveret Loan" means the loan made in one or more installments from Morgan Stanley & Co. Incorporated or any of its affiliates, as lender, to Leveret, as borrower, in the aggregate amount of approximately $17,455,000, which loan will be used to partially fund the loan made from the Lender to the Borrower hereunder.

"Securities Account" means the securities account numbered 004G73321 created and maintained by Morgan Stanley & Co. LLC for and on behalf of the Borrower, and any account in replacement or substitution thereof.

Section 2.  Maturity Of the Loan.  The Loan shall mature, and the principal amount of the Loan funded hereunder shall become immediately due and payable (together with accrued but unpaid interest thereon), on the Termination Date (or if any such day is not a Business Day, then on the next succeeding Business Day).

Section 3.  Interest Payments.  The unpaid principal amount of the Loan shall bear interest, for each day from the date hereof until it becomes due, at a rate per annum equal to interest rate payable by Leveret for the relevant time period under the Morgan Stanley-Leveret Loan.  Such interest shall be due and payable on the Termination Date (or if any such day is not a Business Day, then on the next succeeding Business Day).

Any overdue principal of or interest on the Loan shall bear interest, payable on demand, for each day until paid at a rate per annum equal to the lesser of (i) the maximum interest rate permitted by applicable law and (ii) the interest rate otherwise in effect plus three (3) percent.

Interest shall be computed on the basis of a year of 365 days and paid for the actual number of days elapsed (including the first day but excluding the last day).

Section 4.  Optional Prepayments.  The Borrower may prepay the Loan in whole or in part at any time without penalty by paying the principal amount to be prepaid together with interest accrued thereon to the date of such prepayment.

Section 5.  General Provisions As To Payments.  All payments of principal of and interest on the Loan by the Borrower hereunder shall be made not later than 12:00 Noon (New York City time) on the date when due by cashier's check or by wire transfer of immediately available funds to the Lender's account at a bank in the United States specified by the Lender in writing to the Borrower without reduction by reason of any set-off or counterclaim.

Section 6.  Representations and Warranties of the Borrower.  The Borrower represents and warrants to the Lender that:

a.	it has full power and authority to enter into and perform its obligations under this Note;

b.	this Note constitutes a legal, valid and binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms;

c.	this Note does not violate any law, court order or material agreement by which the Borrower is bound;

d.	the Borrower's performance under this Note is not threatened by any pending or threatened litigation;

e.
no part of the proceeds of the Loan will be used for the purpose of buying or carrying "margin stock," within the meaning of Regulation U of the Board of Governors of the Federal Reserve System of the United States of America; and

f.
it has good and marketable title to all of the Collateral, subject to no pledge, lien, mortgage, hypothecation, security interest, charge, option or other encumbrance whatsoever, other than the lien and security interest in favor of the Lender created hereunder or under any other obligation of the Borrower to the Lender.

Section 7.  Affirmative Covenants.  The Borrower agrees that until all of the Borrower's obligations hereunder have been paid and performed in full, the Borrower shall:

a.	comply with all applicable laws, rules, regulations and orders applicable to the Borrower;

b.	maintain appropriate books and accounts; and

c.	pay all applicable taxes as they become due.

Section 8.  Negative Covenants.  The Borrower agrees that until all of the Borrower's obligations hereunder have been paid and performed in full, the Borrower shall not, without the prior written approval of the Lender:

a.	transfer Collateral out of the Securities Account, trade or otherwise dispose of any Collateral;

b.
create, assume or permit to exist any mortgage, charge, encumbrance, pledge, lien or other security interest on any Collateral (other than the lien and security interest in favor of the Lender created hereunder or under any other obligation of the Borrower to the Lender);

c.	enter into any agreement in which the terms of such agreement would restrict or impair the right or ability of the Borrower to perform its obligations under this Note; or

d.	enter into any agreement to do any of the foregoing.

Section 9.  Events Of Default.  Each of the following events shall constitute an "Event of Default":

a.	the principal of the Loan shall not be paid when due;

b.	any interest on the Loan shall not be paid when due;

c.
other than in respect of the events specified in a. and b. above, the Borrower defaults in the due and punctual observance or performance of any covenant, condition or agreement contained in this Note or any other agreement executed in connection herewith and such default is not cured within five (5) Business Days after notice from the Lender;

d.
a court shall enter a decree or order for relief in respect of the Borrower in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect and such decree or order shall remain unstayed and in effect for a period of sixty (60) consecutive days; or

e.
the Borrower shall commence a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consent to the entry of an order for relief in an involuntary case under any such law, consent to the appointment of a receiver (or similar official) in respect of the finances of the borrower or for a substantial part of the property of the Borrower, or the Borrower shall make any general assignment for the benefit of creditors.

If an Event of Default described in (d) or (e) above shall occur, the unpaid principal and accrued interest on the Loan shall become immediately due and payable without any declaration or other act on the part of the Lender.  Immediately upon the occurrence of any Event of Default described in (d) or (e) above, or upon failure to pay this Note on the Termination Date, the Lender, without any notice to the Borrower, which notice is expressly waived by the Borrower, may proceed to protect, enforce, exercise and pursue any and all rights and remedies available to the Lender under this Note and any other agreement or instrument, and any and all rights and remedies available to the Lender at law or in equity.

If any Event of Default described in clauses (a) through (c) shall occur for any reason, whether voluntary or involuntary, and be continuing, the Lender may by notice to the Borrower declare all or any portion of the unpaid principal amount of and accrued interest on the Loan to be due and payable, whereupon the full unpaid amount of and accrued interest on the Loan which shall be so declared due and payable shall be and become immediately due and payable, without further notice, demand or presentment.

Section 10.  Collateral.  To secure all obligations of the Borrower in connection with the Loan, the Borrower hereby pledges and grants to the Lender and its successors and assigns a security interest in all of its right title and interest in the following property (the "Collateral"):

a.	the securities listed on Schedule A hereto (the "Pledged Shares");

b.
the Securities Account and all property held therein or credited thereto, including, without limitation, the Pledged Shares and any and all other Securities, Financial Assets, Investment Property, Security Entitlements, Instruments, or funds or cash with respect to the Pledged Shares or any other property, in each case as credited to the Securities Account;

c.	all rights accompanying the Collateral (including, without limitation, voting rights); and

d.
all Proceeds of any of the Collateral and all present and future claims, demands, causes and choses in action in respect of any or all of the foregoing and all payments on or under and all proceeds of every kind and nature whatsoever in respect of any or all of the foregoing including all proceeds of the conversion, voluntary or involuntary, into cash or other liquid property, all cash proceeds, accounts, notes, drafts, checks, deposit accounts, insurance proceeds, rights to payment of any and every kind and other forms of obligations, instruments and other property which at any time constitute all or part of or are included in the proceeds of any of the foregoing and any substitutions or replacements therefor.

Prior to the occurrence an Event of Default, the Borrower shall have the right to exercise any voting rights in respect of the Pledged Shares.  Upon the occurrence and during the continuance of an Event of Default, the Lender shall have the exclusive right to exercise any voting rights in respect of the Pledged Shares.

This Note constitutes a security agreement for purposes of the Uniform Commercial Code in all relevant jurisdictions. Upon an Event of Default, the Lender shall have all the rights and remedies of a secured party provided in the Uniform Commercial Code in force in New York.  The Collateral is granted as security only and shall not subject the Lender to, or in any way affect or modify, any obligation or liability of the Borrower with respect to any of the Collateral or any transaction in connection therewith.

The Borrower agrees that it will, in such manner and form as the Lender may require, execute, deliver, file and record any financing statement, specific assignment or other paper and take any other action that may be necessary or desirable, or that the Lender may request, in order to create, preserve, perfect or validate any security interest or to enable the Lender to exercise and enforce its rights hereunder with respect to any of the Collateral.

The Borrower hereby irrevocably appoints the Lender his true and lawful attorney, with full power of substitution, in the name of the Borrower, the Lender or otherwise, for the sole use and benefit of the Lender, but at the expense of the Borrower, to the extent permitted by law to exercise, at any time and from time to time after an Event of Default has occurred and while it is continuing, all or any of the powers to sell, transfer, assign or otherwise deal in or with the same or the proceeds or avails of all or any of the Collateral, as fully and effectually as if the Lender were the absolute owner of all or any of the Collateral, provided that the Lender shall give the Borrower not less than ten (10) days' prior written notice of the time and place of any sale or other intended disposition of any of the Collateral.

The Lender may, in its commercially reasonable judgment, determine to sell all or any part of the Collateral in a private sale.  The Borrower recognizes that, by reason of certain prohibitions contained in the Securities Act of 1933, as amended, and applicable state securities laws, the Lender may be compelled, with respect to any sale of all or any part of the Collateral, to limit purchasers to those who will agree, among other things, to acquire the Collateral for their own account, for investment and not with a view to the distribution or resale thereof.  The Borrower acknowledges that any such private sale may be at prices and on terms less favorable to the Lender than those obtainable through a public sale without such restrictions, and, notwithstanding such circumstances, agrees that any such private sale of Collateral subject to the aforesaid prohibitions shall not be deemed not to have been made in a commercially reasonable manner because such sale was effected in such manner and that the Lender shall have no obligation to engage in public sales and no obligation to delay the sale of any Collateral for the period of time necessary to permit the respective issuer thereof or obligor thereunder to register such Collateral for public sale.

The Borrower covenants and agrees that in the event that any of the Collateral shall become subject to any lien or security interest (other than the lien and security interest in favor of the Lender created hereunder or under any other obligation of the Borrower to the Lender and Permitted Liens), or the lien on and security interest in the Collateral in favor of the Lender created hereunder shall cease to be a perfected security interest in and lien on any of such Collateral except pursuant to a release herein contemplated, the Borrower will promptly take whatever action may be necessary to release such other liens or security interests or to restore the Lender's lien on and security interest in the Collateral as a perfected security interest or lien, as the case may be.  The Borrower acknowledges that money damages would not be a sufficient remedy for the breach of Borrower's covenant in this paragraph and that, in addition to all other remedies that may be available, the Lender shall be entitled to specific performance as a remedy for any such breach.

Section 11.  Further Assurances.  The Borrower hereby agrees that, from time to time upon the written request of the Lender, the Borrower will execute and deliver such further documents and do such other acts and things as the Lender may reasonably request in order fully to effect the purposes of this Note and to protect and preserve the priority and validity of the security interests granted hereunder.

Section 12.  Powers And Remedies Cumulative; Delay Or Omission Not Waiver Of Event Of Default.   No right or remedy herein conferred upon or reserved to the Lender is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise.  The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

No delay or omission of the Lender to exercise any right or power accruing upon any Event of Default occurring and continuing as aforesaid shall impair any such right or power or shall be construed to be a waiver of any Event of Default or an acquiescence therein; and every power and remedy given by this Note or by law may be exercised from time to time, and as often as shall be deemed expedient, by the Lender.

Section 13.  Transfers.  Neither the Borrower nor the Lender may transfer or assign this Note nor any right or obligation hereunder to any person or entity without the prior written consent of the other party.  Nothwithstanding the foregoing, the Lender may transfer or assign this Note to any affiliate of the Lender without the prior consent of the Borrower.

Section 14.  Modification.  This Note may be modified only with the written consent of both the Borrower and the Lender.

Section 15.  Expenses.  The Borrower agrees to pay to the Lender (i) all expenses incurred by Leveret in connection with the Morgan Stanley-Leveret Loan and (ii) all out-of-pocket expenses (including reasonable expenses for legal services of every kind) of, or incident to, the enforcement of any of the provisions of this Note.

Section 16.  Indemnification.  The Borrower agrees to indemnify and hold harmless the Lender (and its affiliates, agents, successors and assigns, (an "Indemnified Party")) from and against any and all losses, liabilities, deficiencies, costs, damages and expenses (including, without limitation, reasonable attorneys' fees, charges and disbursements) incurred by such Indemnified Party as a result of any inaccuracy in or breach of the representations, warranties or covenants made by the Borrower herein, except to the extent that such amounts result from the gross negligence or willful misconduct of the Lender.

Section 17.  Miscellaneous.  This Note shall be deemed to be a contract under the laws of the State of New York, and for all purposes shall be construed in accordance with the laws of said state.  Each party hereto hereby waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any litigation directly or indirectly arising out of, under or in connection with this Note.  Each party hereto agrees that any legal action or proceeding against any other party arising out of or relating to this Note may be brought in a New York State court or Federal court of the United States of America sitting in New York City, and each party irrevocably submits to the nonexclusive jurisdiction of any such court.  The parties hereto hereby waive presentment, demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance and enforcement of or any default under this Note, except as specifically provided herein, and assent to extensions of the time of payment, or forbearance or other indulgence without notice.  The Section headings herein are for convenience only and shall not affect the construction hereof.  Any provision of this Note which is illegal, invalid, prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such illegality, invalidity, prohibition or unenforceability without invalidating or impairing the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.  This Note shall bind the Borrower and his or her heirs, administrators, executors, personal representatives and permitted assigns.  The rights under and benefits of this Note shall inure to the Lender and its successors and assigns.

Section 18.  Satisfaction of Existing $3,000,000 Note.  The loan made from the Lender to the Borrower under the existing Promissory Note, dated July 21, 2011, made by the Borrower payable to the Lender, in the aggregate principal amount of $3,000,000 (the "Existing Note") is hereby terminated and all amounts owing under the Existing Note are recharacterized as amounts owing and secured under this Note, pursuant to the terms hereof.  The Existing Note is terminated and is of no further force or effect.

[Signature Page Follows]

IN WITNESS WHEREOF, the Borrower has caused this Note to be duly executed as of the date first written above.

BORROWER

/s/ Peter C. Georgiopoulos
Peter C. Georgiopoulos

[Signature Page to Demand Promissory Note and Security Agreement]

SCHEDULE A

(Pledged Shares)

a.
the 4,205,250 common shares, par value $0.01 per share (the "Aegean Shares"), of Aegean Marine Petroleum Network Inc., a corporation organized and existing under the laws of the Republic of the Marshall Islands, and any certificates representing the Aegean Shares, and all dividends, interest, cash, instruments and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of the Aegean Shares;

b.
the 3,876,981 common shares, par value $0.01 per share (the "GMR Shares"), of General Maritime Corporation, a corporation organized and existing under the laws of the Republic of the Marshall Islands, and any certificates representing the GMR Shares, and all dividends, interest, cash, instruments and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of the GMR Shares;

c.
the 92,000 common shares, par value $0.01 per share (the "Baltic Shares"), of Baltic Trading Limited, a corporation organized and existing under the laws of the Republic of the Marshall Islands, and any certificates representing the Baltic Shares, and all dividends, interest, cash, instruments and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of the Baltic Shares;

d.
the 3,651,610 common shares, par value $0.01 per share (the "Genco Shares"), of Genco Shipping and Trading Limited, a corporation organized and existing under the laws of the Republic of the Marshall Islands, and any certificates representing the Genco Shares, and all dividends, interest, cash, instruments and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of the Genco Shares;

e.
the 123,626 warrants to purchase ordinary shares, par value $0.001 per share (the "China Hydroelectric Warrants") of China Hydroelectric Corporation, a corporation organized and existing under the laws of the Cayman Islands, and any certificates or other documents representing the China Hydroelectric Warrants, and all ordinary shares, dividends, interest, cash, instruments and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for the exercise of any or all of the China Hydroelectric Warrants; and

f.
the 71,918 common shares, par value $0.001 per share (the "Cross Canyon Shares"), of Cross Canyon Energy Corp., a corporation organized and existing under the laws of the State of Nevada, and any certificates representing the Cross Canyon Shares, and all dividends, interest, cash, instruments and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of the Cross Canyon Shares.